Exhibit 99.29

PRESS RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN AUSTRALIA, CANADA OR JAPAN (OR IN ANY OTHER COUNTRIES, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION). THE INFORMATION PROVIDED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY COUNTRY OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

APPROVED THE PLAN FOR THE MERGER BY INCORPORATION OF MEDIOBANCA INTO BANCA MONTE DEI PASCHI DI SIENA

DETERMINED EXCHANGE RATIO OF N. 2.450 BMPS SHARES FOR EACH MEDIOBANCA SHARE

Siena - Milan, 10 March 2026 – The Boards of Directors of Banca Monte dei Paschi di Siena S.p.A. ("BMPS" or the "Incorporating Company") and Mediobanca – Banca di Credito Finanziario Società per Azioni ("Mediobanca" or the "Incorporated Company" and, together with BMPS, the "Companies Participating in the Merger"), held today, have approved the merger plan (the "Merger Plan") for the incorporation of Mediobanca into BMPS (the "Merger" or the "Transaction").

The Merger is part of a broader reorganisation project, which also envisages:

(i)	the assignment of the corporate & investment banking and private banking activities serving high-end clients to a wholly owned, unlisted subsidiary of BMPS, which will be named "Mediobanca S.p.A.", thereby preserving a brand of the highest value with a unique wealth of expertise and a synonym for excellence in advisory services to businesses and individuals. In this context, the shareholding held in Assicurazioni Generali S.p.A. will also be transferred to the new "Mediobanca S.p.A."; and, as a further qualifying element,

(ii)	the industrial integration of the networks of financial advisors and the retail and affluent wealth management activities of Mediobanca Premier and Banca Widiba (which will adopt a new corporate name which will also include the Mediobanca brand) (the transactions referred to in points (i) and (ii) above, the "Reorganisation Transactions").

The Reorganisation Transactions will be fully defined in all their aspects and submitted for approval to the competent corporate bodies of the relevant companies, in compliance with applicable law, with the intention of implementing them in immediate succession following the completion of the Merger.

The Merger is consistent with the directions of the 2026–2030 Industrial Plan approved by BMPS in February of this year (the "Plan") and, together with the Reorganisation Transactions, will enable the full pursuit of the industrial and financial objectives and the industrial synergies, amounting to approximately €0.7 billion, envisaged by the Plan and already disclosed to the market by BMPS, with a view to maximising value creation for the benefit of all shareholders.

The Merger, together with the Reorganisation Transactions, has the objective of creating a single, integrated banking group while preserving the identities, brands and areas of excellence of the two institutions and their respective professional resources.

PRESS RELEASE

In this context, as a result of the Merger and on the assumption that the Reorganisation Transactions are implemented, in addition to achieving the objectives outlined above, Mediobanca shareholders will also be able to benefit from: (i) a more liquid share (BMPS), with a consequent greater ease of trading; (ii) the remuneration policy announced by BMPS (with an expected payout of 100%); (iii) the possible benefits connected to the use of excess capital, should it be applied to further distributions to shareholders or used to support the growth of the group; (iv) the opportunity to participate directly in the broader value-enhancement project of the BMPS group envisaged by the new Plan. Furthermore, as a result of the Merger, Mediobanca shareholders will be able to benefit from the realisation of synergies arising from the integration and from the acceleration in the utilisation of Deferred Tax Assets, thereby participating in the significant value creation and in the growth profile of earnings and dividend per share resulting from the integration.

By virtue of the structure of the transaction, the size and the parties involved (considering that BMPS directly controls Mediobanca pursuant to Article 2359 of the Italian Civil Code, Article 93 of the Consolidated Law on Finance ("TUF") and Article 23 of the Consolidated Law on Banking ("TUB"), with an overall equity stake equal to 86.3% of the share capital), the Merger qualifies as a "transaction with related parties of major importance" pursuant to the Regulation on related party transactions adopted by CONSOB with resolution no. 17221 of 12 March 2010, as subsequently amended and supplemented (the "RPT Regulation"). In this regard, BMPS has voluntarily decided not to avail itself of the exemption provided for transactions with subsidiaries pursuant to Article 14, paragraph 2, of the RPT Regulation.

Therefore, the approval of the Merger by the Boards of Directors of BMPS and Mediobanca was granted following the favourable opinion issued by their respective related party transactions committees.

Main terms of the Merger

The Boards of Directors of the Companies Participating in the Merger, with the assistance of their respective financial advisors, have determined the exchange ratio to be No. 2.450 BMPS ordinary shares, without par value, for each outstanding Mediobanca ordinary share, without par value (the "Exchange Ratio"). The determination of the Exchange Ratio takes into account the distribution of dividends relating to the financial period ended 31 December 2025 as disclosed to the market by the Boards of Directors of BMPS and Mediobanca on 10 February 2026 and 9 February 2026, respectively. The Exchange Ratio is not subject to adjustments or cash payments.

The Merger will be approved using the following financial statements, pursuant to and for the purposes of Article 2501-quater, paragraph 2, of the Italian Civil Code: (i) for BMPS, the financial report as at 31 December 2025, approved by the relevant Board of Directors as of the date hereof; (ii) for Mediobanca, the financial report as at 31 December 2025, approved by the relevant Board of Directors on 5 March 2026.

The exchange of shares will be carried out through: (i) the cancellation, without exchange, of the treasury shares held by Mediobanca as at the date of completion of the Merger; (ii) the cancellation, without exchange, of the Mediobanca shares held by BMPS as at the date of completion of the Merger; and (iii) the cancellation of the remaining ordinary shares of the Incorporated Company and the allocation, in exchange, of ordinary shares of the Incorporating Company on the basis of the Exchange Ratio.

PRESS RELEASE

Consequently, BMPS will proceed with an increase of its share capital for a maximum amount of €1,609,487,836.43 through the issuance of up to a maximum of 272,012,804 ordinary shares, with no par value, in application of the Exchange Ratio and in accordance with the share allocation mechanisms detailed in the Merger Plan. Accordingly, as a result of the Merger, the articles of association of BMPS will be amended solely with respect to Article 6 (Share Capital – Shares) in order to reflect the share capital increase of BMPS serving the Exchange Ratio.

The number of BMPS shares to be issued in light of the Exchange Ratio has been determined by reference to the entire share capital of Mediobanca as represented by the shares currently issued by it (net of the portion held by BMPS). For this purpose, the treasury shares currently held by Mediobanca have also been taken into account, given that such shares could, prior to the effectiveness of the Merger, be allocated to the beneficiaries of the 2025–2026 Performance Shares Plan, should the relevant conditions be met, and/or be sold on the market.

With reference to the 2025–2026 Performance Shares Plan, as well as any additional equity-based incentive plans (where the relevant shares have not already been allocated to or made available to the respective beneficiaries prior to the effectiveness of the Merger), the board of directors of BMPS will adopt, in the appropriate forums, the necessary resolutions in order to ensure the maintenance of equivalent treatment for the relevant beneficiaries, in compliance with applicable law.

The transaction requires the preparation, by experts appointed by the competent judicial authority, of a report on the fairness of the Exchange Ratio. To this end, availing themselves of the option pursuant to Article 2501-sexies, fourth paragraph of the Italian Civil Code, BMPS and Mediobanca will request the Court of Florence to appoint a joint expert from among the audit firms subject to CONSOB supervision.

The newly issued ordinary shares of the Incorporating Company allocated in exchange will be admitted to trading on Euronext Milan, organised and managed by Borsa Italiana S.p.A., in the same way as the ordinary shares of BMPS already outstanding, and will be subject to dematerialisation and centralised management by Monte Titoli S.p.A., pursuant to Articles 83-bis et seq. of the TUF.

A service will be made available to the shareholders of Mediobanca for the handling of any fractional shares, at market prices, without any additional costs for expenses, stamp duties or commissions. Alternatively, different arrangements may be implemented to ensure the overall balancing of the transaction. The exchange operations will be carried out through authorised intermediaries, without any charge, expense or commission borne by Mediobanca shareholders.

The ordinary shares of BMPS assigned to service the exchange shall be made available to those entitled, in accordance with specific forms of the securities centralised at Monte Titoli S.p.A. on a dematerialisation basis, starting from the effective date of the Merger, if such date is a trading day, or on the first subsequent trading day.

Mediobanca shareholders will not be entitled to exercise withdrawal rights pursuant to Article 2437-quinquies of the Italian Civil Code, as, following the Merger, they will receive in exchange newly issued BMPS ordinary shares, which will be listed on Euronext Milan in the same manner as the Mediobanca ordinary shares outstanding at the time of their cancellation. It is further specified that none of the withdrawal right scenarios provided for under Articles 2437 et seq. of the Italian Civil Code and/or under other provisions of law will arise as a result of the Merger.

PRESS RELEASE

The Merger Plan will be submitted for approval to the Extraordinary Shareholders' Meetings of BMPS and Mediobanca subject to the issuance of the Authorisations (as defined below); the Merger is expected to be effective by the end of 2026.

BMPS Shareholding Structure after the Merger

As of the date hereof, there is no natural or legal person exercising control over BMPS pursuant to Article 2359 of the Italian Civil Code and Article 93 of TUF.

Assuming that the current share capital structure of BMPS and Mediobanca remains unchanged between the date hereof and the effective date of the Merger, taking into account the Exchange Ratio, following the Merger the share capital structure of BMPS will be as follows:

Shareholder	Percentage of the share capital held
DELFIN S.A.R.L.	16.1%
GRUPPO FRANCESCO GAETANO CALTAGIRONE	9.4%
BLACKROCK, INC.	4.6%
MEF - MINISTERO DELL’ECONOMIA E DELLE FINANZE	4.5%
BANCO BPM SPA	3.4%
FREE FLOAT	62.0%

Note: the percentage of the share capital held by each shareholder shall be considered merely preliminary and illustrative, as it has been calculated assuming the issuance of up to a maximum of 272,012,804 ordinary shares of BMPS. As a matter of extreme caution and in accordance with a highly conservative approach, the above number also includes the 6,745,422 treasury shares currently held by Mediobanca in its portfolio.

It should also be noted that the percentages indicated above are based on the information available to the Companies Participating in the Merger and refer exclusively to the dilution of the shareholding of BMPS shareholders as such. Therefore, the dilution percentages are calculated without taking into account any effect deriving from the possible issuance of BMPS shares, in the context of the Merger, in favour of Mediobanca shareholders who are also BMPS shareholders.

Authorisations

The Merger requires the obtainment of the authorisations provided for under the applicable legislation, including sector-specific regulations, and in particular the following: (i) the authorizations of the European Central Bank and/or the Bank of Italy pursuant to Articles 4 and 9 of Regulation (EU) No. 1024/2013 and Article 57 of the TUB and the related implementing provisions; (ii) the verification pursuant to Article 56 of the TUB and the relevant implementing provisions in relation to the amendments to the articles of association resulting from the Merger; (iii) the authorization of the European Central Bank and the Bank of Italy pursuant to Articles 26, paragraph 3, and 28 of Regulation (EU) No. 575/2013 and the related implementing provisions, for the classification of the newly issued ordinary shares resulting from the share capital increase as CET1 instruments; (iv) the authorization of the Presidency of the Council of Ministers pursuant to Article 2 of Law Decree No. 21 of 15 March 2012, concerning the exercise of special powers in relation to investments in strategic sectors, as converted, with amendments, by Law No. 56 of 11 May 2012, as subsequently amended and supplemented (the “Golden Power legislation”), without prejudice to the fact that the authorisation may be granted either expressly or tacitly, upon expiry of the applicable statutory term, or through an indication that the Golden Power legislation is not applicable, provided that the relevant measure does not impose any prescriptions and/or recommendations on the Surviving Company; it being further understood that, in the event of the issuance by the Presidency of the Council of Ministers of a measure containing prescriptions and/or recommendations, the Surviving Company may nonetheless comply with any such prescriptions and/or recommendations received and thus decide, jointly with the Absorbed Company, to proceed with the deed of Merger; and (v) any further authorisations which, pursuant to the applicable legislation (whether Italian or foreign), including sector-specific legislation, may be required in connection with the shortening of the ownership chain in respect of companies (Italian or foreign) forming part of the group headed by BMPS or in which BMPS comes to hold a direct qualifying shareholding (collectively, the “Authorizations”).

PRESS RELEASE

Conditions precedent to the completion and rffectiveness of the Merger

The completion of the Merger is subject to the fulfilment (or, where permitted, the waiver) of the following conditions precedent by the date of execution of the Merger deed:

(i) the issuance of the Authorisations; (ii) the absence of any order, act, injunction and/or measure by any authority that would prevent the execution of the Merger and/or that would, in any event, materially alter the Exchange Ratio or the assessments underlying its determination; (iii) the issuance by the joint expert, to be appointed pursuant to Article 2501-sexies of the Italian Civil Code, of a positive opinion on the fairness of the Exchange Ratio; (iv) the approval of the Merger by the extraordinary shareholders' meetings of BMPS and Mediobanca; (v) the non-occurrence, with reference to BMPS and/or Mediobanca, of any fact, event or circumstance arising between the date hereof and the execution date of the Merger deed that materially and adversely affects the legal relationships, the economic, net equity or financial position and/or the earnings prospects of either BMPS or Mediobanca and/or that would, in any event, materially alter the Exchange Ratio or the assessments underlying its determination; and (vi) the completion of trade union consultations pursuant to Article 47 of Law No. 428/1990, as subsequently amended and supplemented, in connection with the Merger.

It is specified that only the conditions referred to in points (ii), (v) and (vi) above may be waived by BMPS and Mediobanca, subject to the prior written consent of both companies.

Further information

For further information on the terms and conditions of the Merger, please refer to the Merger Plan which will be filed with the registered offices of the Companies Participating in the Merger and will subsequently be filed – for the purposes of registration pursuant to Article 2501-ter, paragraph 3, first sentence, of the Italian Civil Code – with the Companies' Registers where the Companies Participating in the Merger have their registered office, following the release of the Authorisations by the European Central Bank and the Bank of Italy.

The explanatory reports of the Boards of Directors of BMPS and Mediobanca prepared pursuant to Article 2501-quinquies of the Italian Civil Code and Article 70 of the Issuers' Regulation, as well as the remaining documentation required by law and regulations, including the information document pursuant to Article 5 of the RPT Regulation, will be made available to the public in accordance with the applicable laws and regulations.

Please note that the documentation relating to the shareholders’ meetings of BMPS and Mediobanca will be made available to the public, in accordance with the applicable laws and regulations, at the registered offices and on the websites of BMPS (https://gruppomps.it) and Mediobanca (https://mediobanca.com) respectively, as well as through the authorised storage mechanism.

***

PRESS RELEASE

The Board of Directors of BMPS has been assisted by Jefferies GmbH, J.P. Morgan Securities plc, and UBS Europe SE as financial advisors, and Gianni & Origoni and White & Case as legal advisors, while the Related Party Committee of BMPS has been assisted by Alvarez and Marsal as financial advisor and Legance – Avvocati Associati as legal advisor.

The Board of Directors of Mediobanca has been assisted by Morgan Stanley & Co. International PLC as financial advisor and Gatti Pavesi Bianchi Ludovici Studio Legale as legal advisor, as well as by Mediobanca itself, while the Related Party Committee of Mediobanca has been assisted by Rothschild & Co as financial advisor and Studio Pedersoli Gattai as legal advisor. Mediobanca's CIB division supported management in the transaction.

***

PRESS RELEASE

Banca Monte dei Paschi di Siena S.p.A.	Image Building
Media Relations	Cristina Fossati, Anna Pirtali
Tel: +39 0577.296634	Tel +39 02 89011300
ufficio.stampa@mps.it	mps@imagebuilding.it

Investor Relations
Tel: +39 0577.299350
investor.relations@mps.it

Mediobanca – Banca di Credito Finanziario Società per Azioni
Investor Relations
Tel: +39 02.8829.860 / 647
investor.relations@mediobanca.com

Media Relations
tel. +39-02-8829. 914/766/781
media.relations@mediobanca.com

PRESS RELEASE

Information for U.S. Persons

The shares to be issued in connection with the potential merger (the “Merger”) between Banca Monte dei Paschi di Siena S.p.A. (the “Bank” or “BMPS”) and MEDIOBANCA - Banca di Credito Finanziario Società per Azioni (“Mediobanca” and, together with BMPS, the “Companies”), may not be offered or sold in the United States except pursuant to an effective registration statement under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or pursuant to a valid exemption from registration.

Each of BMPS and Mediobanca is a company incorporated in Italy. Information distributed in connection with the Merger is subject to Italian disclosure requirements that are different from those of the United States. Financial statements and financial information included in the documents relating to the Merger will be prepared in accordance with the international accounting standards issued by the International Accounting Standards Board and may not be comparable to the financial statements or financial information of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws in respect of the Merger, since BMPS and Mediobanca are located in Italy, and some or all of their officers and directors may be residents of Italy or other countries outside the U.S. You may not be able to sue a company incorporated outside the U.S. or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a company incorporated outside the U.S. and its affiliates to subject themselves to a U.S. court’s judgment.

The Merger will not be submitted to the review or registration procedures of any regulator outside of Italy and has not been approved or recommended by any governmental securities regulator. The Merger will be made in the U.S. pursuant to the exemptions from (i) the “U.S. tender offer rules” under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”) provided by Rule 14d-1(c) thereunder and (ii) the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. These exemptions permit a bidder to satisfy certain substantive and procedural U.S. Exchange Act rules governing tender offers and connected mergers by complying with home jurisdiction law or practice, and exempt the bidder from compliance with certain other U.S. Exchange Act rules. As a result, the Merger will be made in accordance with the applicable regulatory, disclosure and procedural requirements under Italian law. To the extent that the Merger is subject to the U.S. securities laws, such laws only apply to holders of the shares of Mediobanca in the U.S. and no other person has any claims under such laws.

To the extent permissible under applicable law or regulation in Italy, and pursuant to the exemptions available under Rule 14e-5(b) under the U.S. Exchange Act, BMPS and its affiliates or brokers (acting as agents for BMPS or its affiliates, as applicable) may from time to time, and other than pursuant to the Merger, directly or indirectly purchase, or arrange to purchase, the shares of Mediobanca, that are the subject of the Merger or any securities that are convertible into, exchangeable for or exercisable for such shares, including purchases in the open market at prevailing prices or in private transactions at negotiated prices outside the U.S. To the extent information about such purchases or arrangements to purchase is made public in Italy, if any such purchases are made, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Mediobanca of such information. In addition, the financial advisors to BMPS, may also engage in ordinary course trading activities in securities of Mediobanca, which may include purchases or arrangements to purchase such securities.

Since the announcement of the Merger, BMPS and certain of its affiliates have engaged, and intend to continue to engage until completion of the Merger, in various asset management, brokerage, banking-related, collateral-taking, estates and trusts services, and custody-related activities involving BMPS common shares outside the United States. Among other things, BMPS or one or more of its affiliates intends to engage in trades in BMPS common shares for the accounts of its customers for the purpose of effecting brokerage transactions for its customers and other customer facilitation transactions in respect of BMPS common shares. Further, certain of BMPS’s asset management affiliates may buy and sell BMPS common shares or indices including BMPS common shares, outside the United States as part of their ordinary, discretionary investment management activities on behalf of their customers. Certain of BMPS’s affiliates may continue to (a) engage in the marketing and sale to customers of funds that include BMPS common shares, providing investment advice and financial planning guidance to customers that may include information about BMPS common shares, (b) transact in BMPS common shares as trustees and/or personal representatives of trusts and estates, (c) provide custody services relating to BMPS common shares and (d) engage in accepting BMPS common shares as collateral for loans. These activities occur outside of the United States and the transactions in BMPS common shares may be effected on Euronext Milan, other exchanges or alternative trading systems and in the over-the-counter market.

PRESS RELEASE

IMPORTANT INFORMATION

The Merger referred to in this press release relates to BMPS and Mediobanca. This press release does not constitute an offer to buy or sell the shares of the Companies.

The shareholders’ meetings of the Companies will be called to approve the Merger on the basis of illustrative reports prepared by the board of directors of the Companies.

The shares of BMPS and Mediobanca are listed on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. and are subject to the obligations and procedural requirements provided for by Italian law.

The distribution of this press release, directly or indirectly, in or into Canada, Australia or Japan is prohibited. This press release (and the information contained herein) does not contain or constitute an offer of securities for sale, or solicitation of an offer to purchase securities, in Canada, Australia or Japan or any other jurisdiction where such an offer or solicitation would require the approval of local authorities or otherwise be unlawful (the “Other Countries”) or in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act or pursuant to the corresponding regulations in force in the Other Countries and may not be offered or sold in the United States unless the securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. BMPS does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States.

To the fullest extent permitted by applicable law, the Companies disclaim any responsibility or liability for the violation of such restrictions by any person.